June 2020

STRENGTHEN
SYNALLOY

EXPOSING SYNALLOY'S SECRETS: CONFLICTS AND GOVERNANCE LAPSES IN THE BOARDROOM

VOTE THE <u>WHITE</u> PROXY CARD




DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY PRIVET FUND MANAGEMENT LLC (TOGETHER WITH ITS AFFILIATES, "PRIVET") OR UPG ENTERPRISES LLC (TOGETHER WITH ITS AFFILIATES, "UPG", AND COLLECTIVELY WITH PRIVET, THE "STOCKHOLDER GROUP" OR "WE" OR "US") AND IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE STOCKHOLDER GROUP, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SYNALLOY CORPORATION ("SYNALLOY" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

THE STOCKHOLDER GROUP HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG THE STOCKHOLDER GROUP AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

THE STOCKHOLDER GROUP SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY THIRD PARTY SEC FILING OR THIRD PARTY REPORT RELIED UPON IN GOOD FAITH BY THE STOCKHOLDER GROUP THAT IS INCORPORATED INTO THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH THE STOCKHOLDER GROUP BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

THE STOCKHOLDER GROUP RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. THE STOCKHOLDER GROUP DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ALL REGISTERED OR UNREGISTERED SERVICE MARKS, TRADEMARKS AND TRADE NAMES REFERRED TO IN THIS PRESENTATION ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS, AND THE STOCKHOLDER GROUP'S USE HEREIN DOES NOT IMPLY AN AFFILIATION WITH, OR ENDORSEMENT BY, THE OWNERS OF THESE SERVICE MARKS, TRADEMARKS AND TRADE NAMES.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

SYNALLOY'S SECRETS: CRONYISM IS RAMPANT IN THE BOARDROOM

Evidence shows Chairman Murray Wright, CEO Craig Bram and General Counsel Robby Peay have forged a value-destructive web of cronyism at Synalloy spanning two decades, running this public Company as though it is their own private partnership


Murray Wright
AVITAS CAPITAL
Jon Hottinger
Henry Guy
Wright Robinson Osthimer & Tatum LLP
BB&T
ACUITY ELM
THE McCAMMON GROUP
BIZPORT
Synalloy
Craig Bram
LECLAIRRYAN
Horizon Capital Management, Inc.
Robby Peay

PRIVET FUND UPG STRONGER TOGETHER

Source: Murray H. Wright's biography in Company's 2015, 2019, 2020 proxy statement; Synalloy Company filings; Public filings; Pitchbook; https://reports.adviserinfo.sec.gov/reports/ADV/115815/PDF/115815.pdf

SYNALLOY'S SECRETS: HOW BAD COMPANY ACTORS SPUN THEIR WEB OF CONNECTIVITY

Pre-2000

- **1986:** Murray Wright founded law firm Wright, Robinson, McCammon, Osthimer & Tatum
- **1987:** Main Street Reprographics founded in the basement of a "Richmond Virginia law office"
- **1995:** Craig Bram founded McCammon Group with Wright's former partner
- **1995:** Mr. Bram founded Horizon Capital Management
- **1996:** Acuity (f/k/a TrialNet, Inc.) founded with Mr. Wright as Chairman
- **1997:** Mr. Bram joins Acuity (f/k/a) TrialNet as a director
- **1999:** Mr. Wright founded Avitas Capital with McCammon (former law firm co-founder)

2000s

- **2001:** Mr. Wright becomes a Synalloy director
- **2002:** Dave Jones & Associates, Inc. acquires Main Street Reprographics, Inc. and forms **BIZPORT**
  - Mr. Bram becomes CEO
- **2005:** Jon Hottinger works as assistant to Henry Guy at Modern Holdings Inc.
- **2006:** Mr. Hottinger joins Mr. Bram and team at Avitas Capital
- **2008:** Mr. Bram brings Mr. Peay to Bizport as COO
- **2008:** LeClairRyan acquires Wright Robinson

2011 - 2020

- **2011:** Mr. Bram becomes CEO of Synalloy
- **2011:** Mr. Wright, who is Bizport's long-time Chairman, promotes Mr. Peay to CEO
- **2011- 2019:** LeClairRyan advises Synalloy on multiple transactions
- **2011:** Mr. Hottinger becomes Director of Corporate Development at Synalloy, while still working for Avitas Capital
- **2012:** Managing Member, Mr. Bram, signs over Avitas Capital to Mr. Hottinger
  - Mr. Bram remained Principal and Managing Member at Avitas Capital after he became CEO of Synalloy
- **2016:** Mr. Hottinger joins BB&T Capital Markets
- **2020:** Mr. Wright concludes his stint as Chairman of Bizport

Ongoing

- **TODAY:** Mr. Bram remains President of Horizon Capital Management
- **TODAY:** Mr. Bram remains a director at Bizport
- **TODAY:** Mr. Peay, Synalloy's General Counsel, remains a director of Bizport
- **TODAY:** Mr. Hottinger who works at BB&T, provides banking services to Synalloy

PRIVET FUND | UPG STRONGER TOGETHER

Source: Murray H. Wright's biography in Company's 2015, 2019, 2020 proxy statement; Synalloy Company filings; Public filings; Pitchbook.

SYNALLOY'S SECRETS: DECADES OF SIDE DEALS AND DOUBLE-DIPPING

Messrs. Wright, Bram and Peay have been forming businesses together for decades, without properly disclosing the interlocks of these side ventures to Synalloy stockholders

Wright, Robinson, Osthimer & Tatum

- Messrs. Wright and Bram previously worked together at Mr. Wright's eponymous law firm and continued to use Mr. Wright's law firm and certain employees as they pursued various businesses together over the ensuing years
- At Synalloy, they continued repeatedly to utilize Mr. Wright's successor firm – LeClairRyan – to handle a meaningful amount of Synalloy's legal work, likely totaling millions of dollars, before LeClairRyan went bankrupt
- **Synalloy has not disclosed that Mr. Bram previously worked at the law firm for Mr. Wright**

Acuity *(f/k/a as TrialNet)*

- Messrs. Wright and Bram appear to have founded the firm together, with both individuals serving as officers and directors (Mr. Bram as Chief Financial Officer)
- The mailing address for the firm in its early years was none other than the office of Wright, Robinson, Osthimer & Tatum
- **Synalloy has not disclosed that Mr. Wright has served as Acuity's Chairman and operated alongside Mr. Bram at the firm, even though this Chairman role is shown on Mr. Wright's public LinkedIn profile**

Bizport

- Messrs. Wright, Bram and Peay ran Bizport for most of the last decade and all served on the firm's board of directors through the end of last year
- ***Only after Privet and UPG nominated director candidates was it ever disclosed that Mr. Wright served as Chairman of Bizport, even though Mr. Wright has been on its board since 1987 – overlapping with Mr. Bram for nearly 20 years!***

Avitas Capital

- Messrs. Wright, Bram and Peay previously worked together at Avitas, which was Mr. Wright's closely-held investment bank
- Avitas also employed John McCammon, who was Mr. Wright's former law partner, and Jon Hottinger – currently a BB&T banker – after Mr. Hottinger worked for director Henry Guy and while Mr. Hottinger simultaneously worked for Synalloy
- **Synalloy has not disclosed that Mr. Bram worked with Mr. Wright and Mr. Peay at Avitas at all, let alone that Mr. Bram was Managing Member of Avitas after he became Synalloy's Chief Executive Officer**
- **Further, in 2016, Avitas' corporate office was listed as being at the same address as Synalloy's corporate headquarters**

PRIVET FUND | UPG STRONGER TOGETHER

Source: Murray H. Wright's biography in Company's 2015, 2019, 2020 proxy statement; Synalloy Company filings; Public filings; Pitchbook; https://reports.adviserinfo.sec.gov/reports/ADV/115815/PDF/115815.pdf

SYNALLOY'S SECRETS: DECADES OF SIDE DEALS AND DOUBLE-DIPPING (CONT.)

Exposing Synalloy's Secrets

Messrs. Wright and Bram have been forming businesses together for decades, without properly disclosing the interlocks of these side ventures to Synalloy stockholders

The McCammon Group

- The McCammon Group was founded by Mr. Bram and Mr. McCammon, a former colleague of Messrs. Bram and Wright from Avitas Capital and Wright, Robinson, Osthimer & Tatum
- Mr. Bram is listed as a Managing Director of the McCammon Group from 1995-2011, while this business shared an address with Avitas

Horizon Capital Management

- Mr. Bram's public biography notes that he has run this private investment firm for years, even as his mismanagement at Synalloy continues costing stockholders tens of millions in lost value
- Only by poring through Horizon Capital's ADV filing would one discover the firm lists one of its offices as 4510 Cox Road, Suite 201 – which is Synalloy's headquarters paid for by stockholders – and that Mr. Bram does currently "perform investment advisory functions from this office location"
- This filing also shows that Mr. Bram has been managing nearly $9 million for his clients and collecting compensation that includes "a percentage of assets under management" and "hourly charges"
- **Synalloy has not adequately disclosed what corporate resources Mr. Bram is using for his private investment firm, nor has it outlined what specific guardrails exist to ensure his activity does not conflict with or undermine the Company's interests**

BB&T

- BB&T Capital Markets, where Mr. Hottinger now works, is Synalloy's lender and capital markets advisor, while BB&T Scott & Stringfellow advises many Synalloy stockholders
- **We question whether clients of BB&T Scott & Stringfellow who may have been placed in Synalloy's stock have been informed of the Company's relationship with BB&T and the abovementioned history of conflicts**

Source: Murray H. Wright's biography in Company's 2015, 2019, 2020 proxy statement; Synalloy Company filings; Public filings; Pitchbook.

SYNALLOY'S SECRETS: CHAIRMAN WRIGHT AND CEO BRAM HAVE A 20+ YEAR HISTORY OF UNDISCLOSED FINANCIAL RELATIONSHIPS

We believe that Mr. Bram's numerous side deals and separate business ventures with Chairman Wright surely helped Mr. Bram take not only a Board seat, but the CEO position at Synalloy













Craig Bram
CEO
Synalloy



Avitas Capital — Undisclosed

Acuity ELM — Undisclosed

Bizport — Under-disclosed

The McCammon Group — Undisclosed

Wright Robinson Osthimer & Tatum LLP — Undisclosed

Murray Wright
Chairman
Synalloy





WHY IS CEO BRAM HIDING HIS PAST CONNECTIONS TO CHAIRMAN WRIGHT?

Exposing Synalloy's Secrets

Mr. Bram's 2020 Proxy bio (note the added length)

> *Craig C. Bram,* age 61
>
> Mr. Bram became President and CEO of the Company in January 2011 and has served as a director of the Company since 2004, except for a period between September 2010 and January 2011. As the chief architect of the Company's acquisition strategy, Mr. Bram has been directly involved in every transaction that has occurred since 2012, including the negotiation of the purchase price, associated terms and integration into the overall business. During his tenure, the Company has completed six acquisitions and three divestitures, while growing revenue three-fold and posting record profits in 2018. For the first time in the Company's history, Synalloy was added to the Russell 2000 Index in June 2018.
>
> Starting in 1995, Mr. Bram founded or co-founded multiple private companies covering a broad array of services. He founded and was a Managing Director with McCammon Group, a mediation and consulting company, from 1995 through 2011. He served as the President and Chief Executive Officer of Bizport, Ltd., a document management company, from January 2002 to December 2010. He served as a director of TrialNet, Inc. (now Acuity Management Solutions), an electronic billing company, from 1997 to 2013. He continues to provide investment advisory services through his company, Horizon Capital Management, where he was the founder and President since 1995.
>
> Prior to 1995, Mr. Bram served as the General Manager for a national litigation firm, overseeing all business operations and the acquisition of new practices. Mr. Bram started his business career in manufacturing, holding various logistics and supply chain, sales and marketing, and corporate planning and development with Reynolds Metals Company (now Alcoa Corporation NYSE: AA) and Richfood, Inc (now United Natural Foods, Inc NYSE: UNFI). Mr. Bram received his B.B.A. in marketing from James Madison University, graduating summa cum laude. He also received his M.B.A. from Virginia Commonwealth University, with a concentration in finance.

Mr. Bram's 2011 Proxy bio upon hire (roughly the same as every subsequent year)

> Craig C. Bram (age 52) was appointed Chief Executive Officer, President and a Director of the Registrant, effective January 24, 2011. Prior to his appointment, Mr. Bram served as the CFO for TrialNet, Inc., an electronic billing company based in Richmond, VA since 1997, and President of Bizport, Ltd., a document management company in Richmond, VA, since 2002. He is the founder and President of Horizon Capital Management, Inc., an investment advisory firm, founded in 1996, in Richmond, VA. Since 1995, he has also been a Managing Director with McCammon Group, a mediation and consulting company based in Richmond, VA. Mr. Bram served as a director of the Registrant from 2004 until his resignation in September 2010. Mr. Bram has no family relationships with any director or executive officer of the Registrant.

Now a law firm background appears. Yet still no mention that the "litigation firm" is none other than Chairman Wright's eponymous Wright, Robinson, Osthimer & Tatum firm, where Mr. Bram worked directly with Mr. Wright

There is no mention in any stockholder document of Mr. Bram's affiliation with Avitas Capital, the investment banking firm founded by Mr. Wright and employing other Synalloy employees, or the fact that *"TrialNet" or "Bizport" were two firms where Mr. Bram worked directly with Mr. Wright, the Chairman of the Board of Synalloy!*

PRIVET FUND   UPG STRONGER TOGETHER

WHY IS CHAIRMAN WRIGHT HIDING HIS HISTORY OF PAST BUSINESS DEALINGS WITH CEO BRAM?

Exposing Synalloy's Secrets

Mr. Wright's 2020 Proxy bio (note the added length)

Murray H. Wright, age 74

Mr. Wright was elected Chairman of the Board in April 2014 and has served on the Board since April 2001. Prior to his retirement in 2014, he was Senior Counsel at the Richmond, Virginia law firm of DurretteCrump, PLC. From 2011 until January 2013, he was a Partner at the VanDeventer Black LLP law firm in Richmond, Virginia, where he served as Senior Counsel from 2009 to 2011. From 1999 to 2012, he was a founder and managing director of Avitas Capital, LLC, a closely held investment banking firm. In 1986, he founded the law firm of Wright, Robinson, Osthimer & Tatum in Richmond, Virginia. He served as chief executive officer of the law firm from 1986 until 2006. Mr. Wright has served on the board of Bizport, Ltd., a document management company, from 1987 until February 2020. He received his B.A. degree from Vanderbilt University and his J.D. from Vanderbilt University School of Law.

Now that stockholders are paying attention, Mr. Wright subtly mentions that he has served on the board of Bizport, Mr. Bram's prior employer, for a staggering 33 years!

Mr. Wright's 2019 Proxy bio (nearly identical to every year he has been on the Board)

Murray H. Wright, age 73

Mr. Wright has served as Chairman of the Board of Synalloy since 2014. Prior to his retirement, he was Senior Counsel at the Richmond, VA law firm of DurretteCrump, PLC in January 2013 to 2016. Mr. Wright's career has principally been in law and investment banking. From 1999 to 2012, he was a founder and managing director of Avitas Capital, LLC, a closely held investment banking firm in Richmond, VA. In 1986, he founded the law firm of Wright, Robinson, Osthimer & Tatum in Richmond, VA. He served as Chief Executive Officer of the law firm from 1986 to 2006.

In all of Mr. Wright's bios, there is no mention of working with Mr. Bram at Wright Robinson, Bizport, Avitas or Acuity (f/k/a TrialNet)

In fact, nowhere in public filings is it shown that Mr. Wright has held any position at Acuity (f/k/a TrialNet), which would involve admitting another prior connection with Mr. Bram



Murray Wright · 3rd
Chairman of the Board at Synalloy Corporation

Experience

Chairman of the Board
Synalloy Corporation
Apr 2014 – Present · 6 yrs 3 mos
Richmond, Virginia Area

Senior Counsel
DurretteCrump, PLC
Jan 2013 – Present · 7 yrs 6 mos

Chairman of the Board
Acuity Management Solutions
Apr 1996 – Present · 24 yrs 3 mos
Richmond, Virginia Area

A CLOSER LOOK: AVITAS CAPITAL

Messrs. Wright, Bram and Peay previously worked together at Avitas, which was Mr. Wright's closely-held investment bank

<u>Synalloy has not adequately disclosed</u> that Mr. Bram was ever associated with Avitas, let alone serving as its President while also serving as Synalloy's Chief Executive Officer

Avitas also employed Jon Hottinger – currently a BB&T banker – after Mr. Hottinger worked for director Henry Guy and while Mr. Hottinger simultaneously worked for Synalloy



PRIVET FUND

UPG STRONGER TOGETHER

A CLOSER LOOK: AVITAS CAPITAL (CONT.)

Public filings show that Avitas listed its principal address as 4510 Cox Road, Suite 201 in 2016 – which is the address of Synalloy's corporate office (paid for by stockholders)

1602550707

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC-1018.1
(04/10)

STATEMENT OF CHANGE OF THE PRINCIPAL OFFICE ADDRESS OF A LIMITED LIABILITY COMPANY

1. Limited Liability Company's Name: SCC ID #: S396098-8

AVITAS CAPITAL LLC

2. Current principal office address on record:

6641 WEST BROAD STREET
SUITE 400
RICHMOND, VA 23230

3. The limited liability company's principal office address, including the street and number, is changed to:

4510 COX ROAD
SUITE 201
GLEN ALLEN, VA 23060

Executed in the name of the limited liability company by:

Signed on February 23, 2016, on behalf of Avitas Capital LLC
By: Jonathan M Hottinger, Member
/s/ Jonathan M Hottinger

1203030708

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

LLC-1014N
(04/10)

ARTICLES OF AMENDMENT
CHANGING THE NAME OF A VIRGINIA LIMITED LIABILITY COMPANY
By the Members

The undersigned, on behalf of the limited liability company set forth below, pursuant to § 13.1-1014 of the Code of Virginia, states as follows:

1. The current name of the limited liability company, as it appears on the records of the State Corporation Commission, is

Avitas Capital, L.L.C.

2. The name of the limited liability company is changed to

Avitas Legacy, LLC

(The name must contain the words limited company or limited liability company or the abbreviation L.C., LC, L.L.C. or LLC)

3. *(See "Approval" Instructions for requisite vote.)* The foregoing amendment was adopted by a vote of the members in accordance with the provisions of the Virginia Limited Liability Company Act on 02/23/2012
(date)

Executed in the name of the limited liability company by:

(signature) | 2/23/12 (date)

Craig C. Bram (printed name) | Managing Member (title (e.g., manager or member))

S034509-2 (limited liability company's SCC ID no. (optional)) | (804) 783-6059 (telephone number (optional))

1203030708

Mr. Bram's ties to Avitas Capital (the investment bank founded by Mr. Wright) have never been publicly disclosed – yet a 2012 legal document shows Mr. Bram signing as a "Managing Member" of Avitas Capital, well into his tenure as Synalloy's CEO

Source: Public filings.

A CLOSER LOOK: HORIZON CAPITAL

Synalloy has not adequately disclosed what corporate resources Mr. Bram is using for his private investment firm – Horizon Capital – nor has it outlined what specific guardrails exist to ensure his activity does not conflict with or undermine the Company's interests

Horizon Capital's January 2020 ADV lists its address as 4510 Cox Road, Suite 201 – which is the address of Synalloy's corporate office (paid for by stockholders) – and discloses that Mr. Bram is managing nearly $9 million in assets for clients

FORM ADV

UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION AND REPORT BY EXEMPT REPORTING ADVISERS

Primary Business Name: HORIZON CAPITAL MANAGEMENT, INC. **CRD Number: 115815**
Annual Amendment - All Sections **Rev. 10/2017**
1/20/2020 11:18:36 AM

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Item 1 Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you. If you are filing an *umbrella registration*, the information in Item 1 should be provided for the *filing adviser* only. General Instruction 5 provides information to assist you with filing an *umbrella registration*.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
HORIZON CAPITAL MANAGEMENT, INC.

B. (1) Name under which you primarily conduct your advisory business, if different from Item 1.A.
HORIZON CAPITAL MANAGEMENT, INC.

Number and Street 1: 4510 COX ROAD SUITE 201

Number and Street 2:

City: GLEN ALLEN

State: Virginia

Country: United States

ZIP+4/Postal Code: 23060

If this address is a private residence, check this box: ☐

Telephone Number: 804-822-3261

Facsimile Number, if any:

Source: https://reports.adviserinfo.sec.gov/reports/ADV/115815/PDF/115815.pdf

A CLOSER LOOK: ACUITY (F/K/A AS TRIALNET)

Exposing
Synalloy's
Secrets

Messrs. Wright and Bram appear to have founded the firm together, with both individuals serving as officers and directors (Mr. Bram as Chief Financial Officer)

The mailing address for TrialNet in its early years was none other than the office of Wright Robinson

13

Messrs. Wright and Bram appear to have founded the firm together, with both individuals serving as officers and directors (Mr. Bram as CFO)



Murray Wright · 3rd

Chairman of the Board at Synalloy Corporation

Richmond, Virginia · 166 connections · Contact info

Experience

Chairman of the Board
Synalloy Corporation
Apr 2014 – Present · 6 yrs 3 mos
Richmond, Virginia Area

Senior Counsel
DurretteCrump, PLC
Jan 2013 – Present · 7 yrs 6 mos

Chairman of the Board
Acuity Management Solutions
Apr 1996 – Present · 24 yrs 3 mos
Richmond, Virginia Area

NO CHANGE ☐ REMOVE ENTIRE NAME/ADDRESS ☐ | MAKE ADDITIONS/CHANGES IN RIGHT COLUMN ONLY

OFFICER ☒ DIRECTOR ☒ | OFFICER ☐ DIRECTOR ☐

NAME: MURRAY H. WRIGHT | NAME:
TITLE: SECRETARY | TITLE:
ADDRESS: 411 EAST FRANKLIN STREET, SUITE 400 | ADDRESS:
CITY/ST/ZIP: RICHMOND, VA 23219 | CITY/ST/ZIP:

NO CHANGE ☐ REMOVE ENTIRE NAME/ADDRESS ☐ | MAKE ADDITIONS/CHANGES IN RIGHT COLUMN ONLY

OFFICER ☒ DIRECTOR ☒ | OFFICER ☐ DIRECTOR ☐

NAME: CRAIG C. BRAM | NAME:
TITLE: TREASURER | TITLE:
ADDRESS: 411 EAST FRANKLIN STREET SUITE 400 | ADDRESS:
CITY/ST/ZIP: RICHMOND, VA 232 9 | CITY/ST/ZIP:

<u>Synalloy has not disclosed</u> that Mr. Wright has served as Acuity's Chairman and operated alongside Mr. Bram at the firm, even though this Chairman role is shown on Mr. Wright's public LinkedIn profile

Source: Public filings.

A CLOSER LOOK: BIZPORT

Messrs. Wright, Bram and Peay ran Bizport for most of the last decade and have all served on the firm's board of directors

Principal Information

Bizport Board of Directors

Title	Director	Name
President	No	GLENN CHILDRESS
	Yes	CRAIG C BRAM
Secretary	Yes	ROBERT A PEAY
CHAIRMAN	Yes	MURRAY H WRIGHT

ARTICLES OF MERGER OF
MAIN STREET REPROGRAPHICS, INC.
AND DAVE JONES & ASSOCIATES, INC.

030 74226 (VA)
0582831-1 (VA)

The undersigned corporations, pursuant to Title 13.1, Chapter 9, Article 12 of the Code of Virginia, hereby execute the following Articles of Merger and set forth:

ONE

Main Street Reprographics, Inc. ("Main Street") shall merge with and into Dave Jones & Associates, Inc. ("DJ") pursuant to Section 13.1-716 of the Virginia State Corporation Act (the "Virginia Act"). The transaction is intended to qualify as a tax-free reorganization under Section 368 (a) (1) (A) of the Internal Revenue Code of 1986, as amended (the "IRC"). As a result of the Plan of Merger, Main Street shall be merged with and into DJ. DJ shall be the surviving corporation of the Merger ("Survivor"), and DJ shall continue its corporate existence under the Virginia Act. At the Effective Time of the M… Street shall cease.

In 2002, Murray Wright's Main Street Reprographics, Inc. merged into Craig Bram's Dave Jones & Associates, Inc., which later became Bizport

(a) The designation, number of outstanding shares and number of votes entitled to be cast by each voting group entitled to vote separately on the Plan of Merger were:

Designation	No. of Outstanding Shares	No. of Votes
Common Shares	1215	1215

(b) The total number of

(1) Votes cast for and against the Plan of Merger by each voting group entitled to vote separately on the plan was:

Voting Group	Total No. of Votes Cast For the Plan	Total No. of Votes Cast Against the Plan	Total No. Abstained Votes
Common Shares	1155	0	60

(c) And the number cast for the Plan of Merger by each voting group of Main Street was sufficient for approval by that voting group.

The undersigned president of Main Street declares that the facts herein stated are true as of October 15, 2002.



MAIN STREET REPROGRAPHICS, INC.

By: ______________________
Murray H. Wright, President

The undersigned president of DJ declares that the facts herein stated are true as of October 15, 2002.



DAVE JONES & ASSOCIATES, INC.

By: ______________________
Craig C. Bram, President

A CLOSER LOOK: WRIGHT ROBINSON

Messrs. Wright and Bram previously worked together at Wright Robinson and then retained LeClairRyan – its successor firm – to handle a meaningful amount of Synalloy's legal work

CONTACT INFORMATION

Name:	Craig Bram
Position:	Manager
Number:	+1 (804) 783-1110
Email:	cbram@wrightrobinson.com

Synalloy has not adequately disclosed that Mr. Bram previously worked for Mr. Wright at the law firm Wright Robinson

Further, Wright Robinson's successor firm, LeClairRyan, has handled a meaningful amount of Synalloy's legal work

SYNALLOY CORPORATION

(Exact name of registrant as specified in its charter)

775 Spartan Blvd., Suite 102
P.O. Box 5627
Spartanburg, South Carolina 29304
(864) 585-3605

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Craig C. Bram
President and Chief Executive Officer
Synalloy Corporation
775 Spartan Blvd., Suite 102
P.O. Box 5627
Spartanburg, South Carolina 29304
(864) 585-3605

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott H. Richter, Esq.
John C. Selbach, Esq.
LeClairRyan, A Professional Corporation
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 783-2003

PRIVET FUND | UPG STRONGER TOGETHER

Source: Public filings; Company filings.

SYNALLOY'S WEB OF CONFLICTS AND CRONYISM REINFORCES THE NEED FOR CHANGE ATOP THE COMPANY

In our view, effecting meaningful change at Synalloy is even more essential in light of what we discovered about Messrs. Wright, Bram and Peay

If stockholders cannot trust Synalloy's CEO and Chairman to disclose all of their past dealings, it raises an array of serious questions:

- *Has the Board not put proper guardrails around Mr. Bram's activities at Horizon Capital because of his relationship and shared financial interests with Mr. Wright?*
- *Why have Mr. Wright and Mr. Bram sought to hide their overlapping involvement at Acuity (f/k/a as TrialNet), Avitas Capital, Bizport, The McCammon Group and Wright Robinson Osthimer & Tatum?*
- *Did the Board run a legitimate, comprehensive search process when Mr. Bram – who had no prior chemicals, metals, manufacturing, public company or large organization leadership experience – was appointed Chief Executive Officer in 2011?*
- *Has the Board been giving Mr. Bram a pass for well-documented mismanagement due to his long history of partnerships with Mr. Wright?*
- *Has the Board been rewarding Mr. Bram with nearly $1 million per year in average compensation – despite consistent underperformance – because Mr. Wright lacks objectivity?*
- *Has the Board been allowing Mr. Bram to benefit from a misaligned performance incentive plan because of his close relationship with Mr. Wright?*
- *Are the Board's highly-personalized attacks on Chris Hutter just a collection of deliberately misleading and out-of-context accusations intended to divert attention from his impressive track record as a high-integrity industrial operator?*

IT IS TIME FOR STOCKHOLDERS TO RECLAIM SYNALLOY



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